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SECURI  ISSION

06007944

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 43369 48578

REPORT FOR THE PERIOD BEGINNING <u>1/1/05</u> AND ENDING <u>12/31/05</u>
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue - 39th floor, NY, NY
                                            (No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay   212-509-7800
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
                (Name - if *individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael E. Stupay _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Finantia USA Ltd. _____, as of December 31 _____ 20 05 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial and Operations Principal _____
Title

_____
Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 20 _10_

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2005



Finantia USA Ltd.
Index
December 31, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and the Stockholder of
Finantia USA Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Finantia USA Ltd. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 28, 2006

1

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 1,063,445
Leasehold improvements and equipment	
(net of accumulated amortization and depreciation of $161,488)	26,735
Security deposit	129,221
Deferred tax asset	57,300
Other assets	4,603
Total assets	$ 1,281,304

Liabilities and Stockholder's Equity

Due to affiliate	$ 50,009
Income taxes payable	8,536
Accrued expenses and other liabilities	145,242
Total liabilities	203,787
Commitments (Note 4)	-
Stockholder's equity	1,077,517
Total liabilities and stockholder's equity	$ 1,281,304

The accompanying notes are an integral part of this statement of financial condition.

Finantia USA Ltd.
Notes to Statement of Financial Condition
December 31, 2005

1. **Organization and Business**

   Finantia USA Ltd. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A.

   The Company acts as a broker for U.S. institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an affiliate. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliate and remitted back periodically.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

   Revenue Recognition
   The Company is allocated commissions on purchases and sales of securities transacted on behalf of the affiliate. In addition, the affiliate reimburses certain expenses related to this trading activity. All commission income, reimbursement income related to trading activity, and expenses are recorded on a trade date basis.

   Cash and Cash Equivalents
   Cash and cash equivalents consist of cash deposits and a money market account held in accounts at a New York financial institution and therefore is subject to the credit risk at the financial institution. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

   Leasehold Improvements and Equipment
   Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

   Fair Value of Financial Instruments
   At December 31, 2005, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

   Income Taxes
   The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits and expenses on the temporary differences between the financial reporting and tax basis of its assets and liabilities. As a corporation, the earnings of the firm are subject to applicable U.S. federal, state and local taxes.

3.   **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2005, the Company had net capital of approximately $860,000 which exceeded the required net capital by approximately $610,000.

4.   **Commitments**

The Company leases an office space under a non-cancelable lease agreement. The annual minimum payments under this agreement are $158,991 and $92,745 during 2006 and 2007, respectively.

The lease has provisions for escalation. The Company also has a security deposit of $129,221 relating to the lease.

5.   **Related Party Transactions**

At December 31, 2005, due to affiliate represents prepayments of commissions income.

6.   **Income Taxes**

Deferred tax assets relate to accrued compensation and depreciation differences.

7.   **Employee Benefits**

Eligible employees of the Company are covered under a defined contributions plan. The Company contributes 8% of each employee's annual salary to the plan.